April 11, 2012

Gabriel Eckstein
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	TrackSoft Systems, Inc. Preliminary Proxy Statement on Schedule 14A Filed March 13, 2012 File No. 000-54294

Dear Mr. Eckstein:

We hereby submit the responses of TrackSoft Systems, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated March 22, 2012, to Rosario Piacente of the Company in regard to the above-referenced Preliminary Proxy Statement on Schedule 14A filed on March 13, 2012 (“Schedule 14A”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 1 to the Schedule 14A (“Schedule 14A Amendment No. 1”), filed with the Securities and Exchange Commission on April 11, 2012.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Schedule 14A, as amended by the amendment.

Proposal Number 1 – To Amend the Company’s Articles of Incorporation to Permit Increase of Authorized Shares, page 2

1.	We note that the primary purpose of the amendment to your articles is to effect a seventy-for-one stock split. Please tell us your basis for effecting a stock split without shareholder vote.

Response: Our basis for effecting a stock split without shareholder vote is Wyoming Statutes (“W.S.”) 17-16-623 and 17-16-801(b).  Pursuant to W.S. 17-16-623, a Wyoming corporation may issue shares pro rata and without consideration to the corporation’s shareholders, unless the articles of incorporation provide otherwise. An issuance of shares under W.S. 17-16-623 is a share dividend. Our articles of incorporation are silent in this respect, so the Company keeps the authority to issues shares pro rata and without consideration to our shareholders as share dividends pursuant to W.S. 17-16-623.  In addition, W.S. 17-16-801(b) provides that all corporate powers shall be exercised by or under the authority of the board of directors of the corporation subject to limitations set forth in the articles of incorporation or in an shareholder agreement.  The authority to issue shares as share dividends under W.S. 17-16-623 is not specifically reserved to shareholders, so pursuant to W.S. 17-16-801(b) it falls within the corporate power to be exercised by our board of directors and no shareholder action is required (our articles of incorporation do not eliminate or otherwise limit our board of directors’ authority in exercising corporate power and no shareholder agreements have been entered to that effect.).

We have revised our disclosures on page 6 and 7 to clarify that the seventy-for-one stock split will be effectuated by means of share dividends to our shareholders.

Proposal Number 4 – Change of the Corporate Domicile from the State of Wyoming to the State of Nevada

Reasons for the Reincorporation, page 7

2.
Please provide prominent balancing disclosure regarding the disadvantages and burdens to your shareholders imposed under Nevada corporate law.  In addition, in an appropriate place in your document, such as where you compare the shareholder rights under Nevada and Wyoming corporate law, highlight those specific aspects of Nevada corporate law that negatively impact shareholders.

Response: Our board of directors has abandoned the proposal of change of the corporate domicile form the State of Wyoming to the State of Nevada, and therefore we have eliminated all the disclosures in 14A Amendment No. 1 in that regard.

Comparison of Shareholder Rights under Nevada and Wyoming Corporate Law and Charter Documents, page 9

3.
You do not appear to provide disclosure regarding the material differences between the Wyoming and Nevada charter documents.  As an example and without limitation, in the third paragraph on page 10, you disclose the applicable Nevada law but do not indicate whether your charter documents provide for a different outcome and how that differs from your Wyoming charter documents.  For each material provision in your Wyoming and Nevada charter documents, please revise your disclosure in this section to provide clear disclosure regarding the difference in shareholder rights.

Response: Our board of directors has abandoned the proposal of change of the corporate domicile form the State of Wyoming to the State of Nevada, and therefore we have eliminated all the disclosures in 14A Amendment No. 1 in that regard.

4.
We note that you have included a list of disclosing “some of the significant rights of shareholders” as indicated in the second sentence of the second paragraph.  Please revise to include a discussion of all material difference between Nevada and Wyoming corporate law and charter documents.

Response: Our board of directors has abandoned the proposal of change of the corporate domicile form the State of Wyoming to the State of Nevada, and therefore we have eliminated all the disclosures in 14A Amendment No. 1 in that regard.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TrackSoft System, Inc.

By: /s/ Rosario Piacente
Name: Rosario Piacente
Title: Chief Executive Officer